THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  November 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: The Real Hip-Hop Network, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed July 09, 2013
Form 10-Q for the quarterly period ended June 30, 2013
Filed August 13, 2013
File No. 000-54062

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 1, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K for the fiscal year ended March 31, 2013 filed July 09, 2013 and Form 10-Q for the quarterly period ended June 30, 2013 filed August 13, 2013.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

  Amendment No. 1 to Form 10-Q/A for the period ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page, page 13

1. You disclose on page 13 that, “The Company has been assigned binding and enforceable contracts with DirecTV and DISH Network each having a three year term that began in May of 2013 and can be terminated by the provider at any time.” It does not appear from Section 2 of the assigned affiliation agreement with DISH Network filed as Exhibit 10.2 to the Form 8-K filed on October 24, 2013 that the term is three years. Similarly, it does not appear from Section 1.1 of the assigned agreement with DirecTV filed as Exhibit 10.3 to the Form 8-K filed on October 24, 2013 that the term is three years. Please advise and revise your disclosure as appropriate.

Company Response

We have revised the disclosure accordingly.

2. You disclose on page 13 that your primary sources of revenue will be affiliate fees and advertising. It appears from your agreements with DirecTV and DISH Network that you will be paying fees to them to distribute your programming rather than these distributors paying you fees. Please revise to address this aspect of your current agreements. Please also discuss what is required before you can distribute your programming through DirecTV and DISH Network and the timing and funds needed.

Company Response

We have revised the disclosure accordingly.

United States Securities and Exchange Commission
November 22, 2013

Form 8-K filed October 24, 2013

Item 9.01. Financial Statement and Exhibits

3. Please file your exhibits in their entirety. In this regard, we note references to Exhibits A, B and C in the assigned agreement with DirecTV filed as Exhibit 10.3; however, these exhibits to the agreement were not filed with the agreement. As another example, it appears that the amount of the non-refundable deposit set forth in Section 2.2 of the assigned agreement with DirecTV has been redacted. Similarly, it appears that information has been redacted from Section 6(a) of the assigned affiliation agreement with DISH Network filed as Exhibit 10.2 and that the agreement is missing page 19. Refile the agreements in their entirety. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 24b-2 of the Exchange Act.

Company Response

We have refiled the agreements in their entirety with redactions and are requesting for confidential treatment pursuant to Rule 24b-2 of the Exchange Act.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Atonn Muhammad

THE REAL HIP-HOP NETWORK, INC.

By: /s/ Atonn Muhammad
Atonn Muhammad